FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 19, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Third Quarter Ended September 30, 2013

November 19, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended September 30, 2013.

Key Financial Highlights of Q3 2013

•                  Consolidated revenues up 4% y-o-y to RUB 103 billion

•                  Increase in mobile service revenue in Russia of 6% y-o-y to RUB 70 billion

•                  Data revenue growth of 45% y-o-y to RUB 13 billion

•                  Consolidated OIBDA(1) up 5% y-o-y to RUB 46 billion

•                  Group OIBDA margin improved 0.3 pp y-o-y to 44.8%

•                  Consolidated net income(2) of RUB 18 billion

•                  Free cash-flow(3) reached RUB 72 billion for the nine months ended September 30, 2013

Key Corporate and Industry Highlights

•                  Completed payment of the dividend for the fiscal year 2012, which amounted to total of RUB 30.2 billion or RUB 14.6 per ordinary MTS share (approximately RUB 29.2 per ADR).

•                  Announced partnership with Nokia Siemens Networks to jointly develop telecommunications infrastructure and build LTE networks in the Moscow region and Russia’s Central Federal District

•                  EGM approved payout of semi-annual dividends of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) amounting to the total of RUB 10.8 billion on the basis of the Company’s H1 2013 financial and operating results

•                  Redeemed remaining portion of the RUB 10 billion series 01 bond

•                  Launched LTE networks in the Pskov Region, Tambov Region, Kirov Region, North Ossetia-Alania, Khabarovsk Krai, Amur Krai, Zabaikalsky Krai and Udmurtia

•                  Launched sales of iPhone 5s/5c in the MTS retail network

•                  Appointed Mr. Andrei Smelkov as Vice President for Foreign Subsidiaries, Member of the Executive Board

(1)    See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)    Attributable to the Group.

(3)    See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Revised Outlook for FY2013

Management reiterates Group revenue growth guidance of at least 5%; key factors may include:

•                  Growth in data revenues through rising penetration of smartphones and modems

•                  Lower sales of handsets due to reduced sales of high-value devices

•                  Absence of any 3G licenses in Ukraine

•                  Macroeconomic developments in core markets

Guidance for OIBDA margin reiterated at >43%, which reflects both expected growth in service revenues as well as anticipated cost pressures:

•                  Improvements in churn and increased customer loyalty

•                  Higher labor costs due to expansion of retail and fixed-line networks

•                  Inflationary pressure in operational expenses

CAPEX guidance for FY2013 remains as percent of revenue of ≈20% driven by:

•                  Launch of roll-out of LTE networks in regions throughout Russia

•                  Continued build-out of our GPON network in Moscow

•                  Sustained improvements in our 3G networks, including the expansion of IP-connected base stations and enablement of HSPA+ connectivity

Commentary

Andrei Dubovskov, President and CEO of MTS, commented, “In the third quarter 2013, we witnessed a continuation of the positive operating trends we have seen over the last quarters. Group revenue for the period reached RUB 103.4 billion, which puts us on pace to reach our guidance of a minimum 5% revenue growth for the year. In Russia revenue grew 4% year-on-year to RUB 91.5 billion. Revenue was boosted by the continued strong performance of our mobile and fixed operations. Mobile service revenues increased by 6% year-on-year to RUB 70.3 billion. Key growth factors include increased data adoption and further monetization of data traffic and messaging revenues.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “During the quarter, Group OIBDA increased by 5% year-on-year up to RUB 46.3 billion for an OIBDA margin of 44.8%. Unlike the second quarter, when one-offs increased our margin by 1.9 percentage points, our OIBDA margin was largely unaffected by any significant one-time gains or losses. Adjusted for this fact, our margin in the third quarter 2013 was a little over 1.1 percentage points higher than in the second quarter, which is a common seasonal difference from Q2 to Q3. Group’s performance during the quarter sets us on track to realize our OIBDA guidance for the year of at least 43%. In Russia, OIBDA grew in line with revenue 4% year-over-year to RUB 41.5 billion. For the quarter, we delivered stable OIBDA margin of 45.4%. Increasing data revenue combined with stable sequential sales of handsets and accessories continue to offset inflationary pressures, such as rising personnel costs, higher rent and network maintenance costs.”

Mr. Kornya added, “Group net income from continuing operations registered at RUB 18.1 billion for margin of 17.5%. Unlike the second quarter, we saw no significant one-off effects from non-operating activities. Overall, year-on-year net income was stable as we realized a USD 100 million non-cash FOREX gain for the period in 2012. Adjusted for this effect, our net profit is stable year-over-year and should be seen as very strong for the period. Free cash flow for the first nine months was RUB 72.2 billion, or an over 51% increase year-over-year. While we expect significant CAPEX spending in the fourth quarter to mitigate these improvements, operating cash flow from continuing operations for the first nine months is also up 17%. This reflects the continuing improvements in cash flow generation we see at MTS.”

This press release provides a summary of some of the key financial and operating indicators for the period ended September 30, 2013. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary(4)

RUB mln	Q3’13	Q3’12	y-o-y		Q2’13	q-o-q
Revenues	103,387.8	99,437.1	4.0%		97,450.2	6.1%
OIBDA	46,289.8	44,281.8	4.5%		44,384.9	4.3%
- margin	44.8%	44.5%	+0.3	pp	45.5%	-0.7	pp
Net operating income	27,394.7	27,067.5	1.2%		25,566.1	7.2%
- margin	26.5%	27.2%	-0.7	pp	26.2%	+0.3	pp
Net income from continuing operations	18,079.9	20,984.4	-13.8%		25,364.2	-28.7%
- margin	17.5%	21.1%	-3.6	pp	26.0%	-8.5	pp
Net income attributable to the group	18,079.9	20,182.7	-10.4%		29,045.8	-37.8%
- margin	17.5%	20.3%	-2.8	pp	29.8%	-12.3	pp

Russia Highlights

RUB mln	Q3’13	Q3’12	y-o-y		Q2’13	q-o-q
Revenues	91,532.6	88,255.1	3.7%		86,459.6	5.9%
- mobile services	70,284.2	66,300.1	6.0%		66,194.7	6.2%
- fixed line services	14,154.5	13,884.7	1.9%		14,441.8	-2.0%
-sales of handsets & accessories	7,093.9	8,070.3	-12.1%		5,823.1	+21.8%
OIBDA	41,522.5	40,085.0	3.6%		39,222.4	5.9%
- margin	45.4%	45.4%	stable		45.4%	stable
Net income	15,630.1	19,830.9	-21.2%		19,534.9	-20.0%
- margin	17.1%	22.5%	-5.4	pp	22.6%	-5.5	pp

	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
ARPU (RUB)	313.2	306.1	292.1	305.8	318.7
MOU (min)	311	323	310	332	337
Churn rate (%)	10.3%	11.0%	9.5%	9.4%	9.1%

Ukraine Highlights

UAH mln	Q3’13	Q3’12	y-o-y		Q2’13	q-o-q
Revenues	2,633.5	2,664.2	-1.2%		2,507.3	5.0%
OIBDA	1,355.4	1,415.7	-4.3%		1,317.4	2.9%
- margin	51.5%	53.1%	-1.6	pp	52.5%	-1.0	pp
Net income	683.9	664.6	+2.9%		640.9	6.7%
- margin	26.0%	24.9%	+1.1	pp	25.6%	+0.4	pp

(4)  Financial results of continuing operations, except Net income. Excluding Uzbekistan subsidiary, which was deconsolidated starting Q2 2013

	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
ARPU (UAH)	43.77	38.17	37.40	38.32	38.92
MOU (min)	610	602	600	580	561
Churn rate (%)	9.0%	5.8%	6.7%	6.0%	6.6%
SAC (UAH)	56.7	60.4	51.9	56.2	57.1
- dealer commission	33.8	35.8	30.6	30.2	36.7
- adv & mktg	13.0	14.3	12.3	16.8	12.6
- handset subsidy	2.3	2.7	1.6	1.2	0.6
- SIM card & voucher	7.6	7.6	7.3	8.0	7.1

Armenia Highlights

AMD mln	Q3’13	Q3’12	y-o-y		Q2’13	q-o-q
Revenues	22,521.8	21,774.4	3.4%		19,823.4	13.6%
OIBDA	12,248.4	12,463.8	-1.7%		10,369.4	18.1%
- margin	54.4%	57.2%	-2.8	pp	52.3%	+2.1	pp
Net income	4,296.7	2,531.6	69.7%		2,876.0	49.4%
- margin	19.1%	11.6%	+7.5	pp	14.5%	+4.6	pp

	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
ARPU (AMD)	3,054.6	2,761.8	2,433.6	2,750.2	3 108.2
MOU (min)	346	347	330	365	389
Churn rate (%)	7.2%	6.7%	8.2%	8.6%	8.0%
SAC (AMD)	6,294.7	6,332.7	6,506.2	6,287.4	6 077.1

Turkmenistan Highlights

TMT mln	Q3’13	Q3’12	y-o-y	Q2’13	q-o-q
Revenues	70.2	3.3	x20	62.6	12.1%
OIBDA	26.9	(9.5)	n/a	20.7	30.0%
- margin	38.3%	n/a	n/a	33.1%	+5.2	pp
Net income/(loss)	24.0	(9.5)	n/a	13.9	72.7%
- margin	34.1%	n/a	n/a	22.2%	+11.9	pp

	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
ARPU (TMT)	n/a	7.9	9.7	11.1	12.0
MOU (min)	n/a	302	473	527	541
Churn rate (%)	n/a	n/a	n/a	17%	6.7%
SAC (TMT)	n/a	6.2	9.5	13.6	18.1

CAPEX Highlights

RUB mln	FY’10(5)	FY’11	FY’12	9M’13
Russia	69,277.8	66,868.7	82,896.2	37,842.2
- as % of rev	24.2%	21.4%	24.5%	14.5%
Ukraine	4,694.0	4,486.9	4,124.6	4,959.3
- as % of rev	14.5%	13.4%	10.9%	16.6%
Armenia	913.0	1,343.7	751.0	535.7
- as % of rev	14.5%	22.8%	12.5%	11.5%
Turkmenistan	1,353.6	n/a	11.2	576.2
- as % of rev	21.5%	n/a	3.4%	28.6%
Group	76,238.4	72,798.3	87,783.1	43 913.3
- as % of rev	n/a	20.9%	23.2%	15.0%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

(5)  Group CAPEX, excluding Uzbekistan. Uzbekistan subsidiary was not deconsolidated from FY2010 financial results.

Attachments to the Third Quarter 2013
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations and comprehensive income. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating income	27,067.5	23,412.6	21,577.8	25,566.1	27,394.7
Add: D&A	17,214.3	17,043.4	17,769.6	18,818.9	18,895.0
OIBDA	44,281.8	40,456.0	39,347.4	44,384.9	46,289.8

Russia (RUB mln)	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating income	25,833.3	22,824.8	20,865.0	22,977.1	25,166.6
Add: D&A	14,251.7	14,251.0	14,981.5	16,245.3	16,355.9
OIBDA	40,085.0	37,075.9	35,846.5	39,222.4	41,522.5

Ukraine (RUB mln)	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating income	3,258.8	2,387.3	2,261.2	2,978.3	3,396.6
Add: D&A	2,413.1	2,282.1	2,410.5	2,235.5	2,165.2
OIBDA	5,671.9	4,669.4	4,671.7	5,213.8	5,561.8

Armenia (RUB mln)	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating income	424.1	310.9	279.6	446.7	600.5
Add: D&A	546.7	507.7	385.4	344.6	382.4
OIBDA	970.8	818.6	665.0	791.3	982.8

Turkmenistan (RUB mln)	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating income/(loss)	(107.4)	92.0	137.5	228.7	305.1
Add: D&A	0.5	0.2	2.2	1.1	4.3
OIBDA	(106.8)	92.2	139.7	229.8	309.4

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating margin	27.2%	23.8%	23.2%	26.2%	26.5%
Add: D&A	17.3%	17.3%	19.1%	19.3%	18.3%
OIBDA margin	44.5%	41.1%	42.4%	45.5%	44.8%

Russia	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating margin	29.3%	25.9%	25.2%	26.6%	27.5%
Add: D&A	16.1%	16.1%	18.1%	18.8%	17.9%
OIBDA margin	45.4%	42.0%	43.3%	45.4%	45.4%

Ukraine	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating margin	30.5%	25.6%	24.9%	30.0%	31.4%
Add: D&A	22.6%	24.5%	26.6%	22.5%	20.0%
OIBDA margin	53.2%	50.1%	51.5%	52.6%	51.5%

Armenia	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating margin	25.0%	20.3%	21.1%	29.5%	33.2%
Add: D&A	32.2%	33.1%	29.1%	22.8%	21.2%
OIBDA margin	57.2%	53.4%	50.3%	52.3%	54.4%

Turkmenistan	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13
Operating margin	n/a	31.3%	26.7%	32.9%	37.8%
Add: D&A	n/a	0.1%	0.4%	0.2%	0.5%
OIBDA margin	n/a	31.4%	27.1%	33.1%	38.3%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

RUB mln	As of Dec 31, 2012	As of Sep 30, 2013
Current portion of debt and of capital lease obligations	27,624.3	29,114.7
Long-term debt	204,432.3	194,785.5
Capital lease obligations	48.5	18.7
Total debt	232,105.1	223,918.8
Less:
Cash and cash equivalents	22,014.2	45,083.8
Short-term investments	4,034.4	11,345.2
Net debt	206,056.5	167,489.8

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Three months ended Dec 31, 2012 A	Nine months ended Sep 30, 2013 B	Twelve months ended Sep 30, 2013 C=A+B
Net operating income	23 412.6	74 538.6	97 951.2
Add: D&A	17 043.4	55 483.5	72 526.9
OIBDA	40 456.0	130 022.1	170 478.1

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For nine months ended Sep 30, 2012	For nine months ended Sep 30, 2013
Net cash provided by operating activities	104 109.6	121 602.1
Less:
Purchases of property, plant and equipment	(49 352.1)	(35 967.2)
Purchases of intangible assets	(4 740.9)	(7 946.0)
Proceeds from sale of property, plant and equipment	91.7	269.5
Proceeds from sale of other investments	1 375.5	—
Purchases of other investments	(2 100.0)	(702.9)
Investments in and advances to associates	—	(5 088.9)
Acquisition of subsidiaries, net of cash acquired	(1 701.1)	—
Free cash flow	47 682.7	72 166.6

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Net operating revenue
Service revenue	275 003	259 091	96 238	91 299
Sales of handsets and accessories	18 689	20 735	7 150	8 138
	293 692	279 826	103 388	99 437
Operating expenses
Cost of services	(61 940)	(61 555)	(21 262)	(21 360)
Cost of handsets and accessories	(15 446)	(18 128)	(5 877)	(6 925)
Sales and marketing expenses	(16 768)	(15 251)	(5 785)	(5 347)
General and administrative expenses	(64 125)	(57 474)	(21 565)	(19 301)
Depreciation and amortization expense	(55 484)	(50 867)	(18 895)	(17 214)
Provision for doubtful accounts	(1 600)	(2 069)	(525)	(519)
Impairment of long-lived assets	(70)	(396)	(10)	(293)
Other operating expenses	(3 721)	(3 705)	(2 074)	(1 411)

Net operating income	74 538	70 381	27 395	27 067

Currency exchange and transaction (loss)/gain	(4 633)	3 001	(28)	3 413

Other (expenses)/income:
Interest income	2 118	2 185	622	410
Interest expense, net of capitalized interest	(12 515)	(13 224)	(4 036)	(3 612)
Other income/(loss)	11 592	(37)	688	151
Total other income/ (expenses), net	1 195	(11 076)	(2 726)	(3 051)

Income from continuing operations before provision for income taxes	71 100	62 306	24 641	27 429

Provision for income taxes	(13 964)	(14 527)	(6 282)	(6 174)

Net income from continuing operations	57 136	47 779	18 359	21 255

Net income/(loss) from discontinued operations	3 733	(34 393)	—	(802)

Net income	60 869	13 386	18 359	20 453

Less net income attributable to the noncontrolling interests	(782)	(741)	(280)	(271)

Net income attributable to the Group	60 087	12 645	18 079	20 182

Other comprehensive income/(loss), net of taxes
Currency translation adjustment	(3 312)	(1 663)	(423)	(1 922)
Unrealized gains (losses) on derivatives	1 370	462	(224)	(440)
Unrecognized actuarial gains	28	18	9	5
Total other comprehensive loss, net of taxes	(1 914)	(1 183)	(638)	(2 357)
Total comprehensive income	58 955	12 203	17 721	18 096
Less comprehensive income attributable to the noncontrolling interests	(874)	(740)	(229)	(216)

Comprehensive income attributable to the Group	58 081	11 463	17 492	17 880

Weighted average number of common shares outstanding, in millions - basic and diluted	1 989	1 989	1 989	1 989
Earnings per share attributable to the Group - basic and diluted:
EPS from continuing operations	28.33	23.65	9.09	10.55
EPS from discontinued operations	1.88	-17.29	—	-0.40
Total EPS	30.21	6.36	9.09	10.15

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 (UNAUDITED)

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	45 084	22 014
Short-term investments	11 345	4 034
Trade receivables, net	39 847	33 372
Accounts receivable, related parties	586	336
Inventory and spare parts	8 344	8 586
VAT receivable	6 528	5 415
Prepaid expenses and other current assets	22 426	18 605
Total current assets	134 160	92 362

PROPERTY, PLANT AND EQUIPMENT	256 650	271 782

INTANGIBLE ASSETS	71 125	73 448

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	13 036	5 532

OTHER INVESTMENTS	4 349	5 814

OTHER NON CURRENT ASSETS	6 404	6 040

Total assets	485 724	454 978

CURRENT LIABILITIES
Trade accounts payable	26 299	22 588
Accrued expenses and other current liabilities	66 823	60 855
Accounts payable, related parties	3 471	2 338
Current portion of long-term debt, capital lease obligations	29 115	27 624
Total current liabilities	125 708	113 405

LONG-TERM LIABILITIES
Long-term debt	194 785	204 432
Capital lease obligations	19	49
Deferred income taxes	19 508	10 670
Long-term accounts payable, related parties	—	—
Deferred revenue and other long-term liabilities	9 823	10 133
Total long-term liabilities	224 135	225 284

Total liabilities	349 843	338 689

Redeemable noncontrolling interests	2 556	2 298

SHAREHOLDERS’ EQUITY:
Total shareholders’ equity attributable to the MTS Group	129 532	110 723
Non-redeemable Noncontrolling interest	3 793	3 268
TOTAL SHAREHOLDERS` EQUITY	133 325	113 991

Total liabilities and shareholders’ equity	485 724	454 978

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013  AND 2012 (UNAUDITED)

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2013	September 30, 2012

Net cash provided by operating activities - continuing operations	121 602	104 110
Net cash (used in)/provided by operating activities - discontinued operations	(547)	3 126
Net cash provided by operating activities	121 055	107 236

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	—	(1 701)
Purchases of property, plant and equipment	(35 967)	(49 352)
Purchases of intangible assets	(7 946)	(4 741)
Proceeds from sale of property, plant and equipment	269	92
Purchases of short-term investments	(27 997)	(29 642)
Proceeds from sale of short-term investments	21 290	28 212
Purchase of other investments	(703)	(2 100)
Proceeds from sale of other investments	—	1 376
Investments in and advances to associates, net	(5 089)	—
Net cash used in investing activities - continuing operations	(56 143)	(57 856)
Net cash provided by/used in investing activities - discontinued operations	115	(2 510)
Net cash used in investing activities	(56 028)	(60 366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of noncontrolling interests in existing subsidiaries		(261)
Proceeds from issuance of notes	25 651	—
Repurchase of common stock	(20)	—
Proceeds from sale of treasury stock	—	1
Repayment of notes	(1 876)	(25 562)
Notes and debt issuance cost paid	(184)	—
Capital lease obligation principal paid	(137)	(161)
Dividends paid	(29 086)	(29 506)
Cash deconsolidated on loss of control over Stream	—	(227)
Proceeds from loans	—	6 090
Loan principal paid	(37 040)	(32 622)
Net cash provided by/(used in) financing activities - continuing operations	(42 692)	(82 248)
Net cash provided by/(used in) financing activities - discontinued operations	—	—
Net cash provided by/(used in) financing activities	(42 692)	(82 248)

Effect of exchange rate changes on cash and cash equivalents	735	(968)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS:	23 070	(36 346)

CASH AND CASH EQUIVALENTS, at beginning of the period	22 014	59 589

CASH AND CASH EQUIVALENTS, at end of the period	45 084	23 243
Less cash and cash equivalents from discontinued operations, at end of period	—	(4 859)
CASH AND CASH EQUIVALENTS from continuing operations, at end of period	45 084	18 384

Group financial results for the third quarter 2013 Investor conference call – November 19, 2013 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix News summary and recent events Group financial highlights Net income decomposition Group balance sheet, Operating and Free Cash Flow Group capital expenditures Group debt Group mobile subscriber dynamics Outlook for 2013 Contents 3

EGM approved payout of semi-annual dividends of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) amounting to the total of RUB 10.8 billion on the basis of the Company’s H1 2013 financial and operating results Redeemed remaining amount of the RUB 10.0 billion series 01 bond Launched LTE networks in the Pskov Region, Kirov Region, North Ossetia-Alania, Khabarovsk Krai, Udmurtia, Zabaikalsky Krai, Amur Region Launched sales of iPhone 5s/5c in the MTS retail network Appointed Mr. Andrei Smelkov as Vice President for Foreign Subsidiaries, Member of the Executive Board Thereafter Completed payment of the dividend for the fiscal year 2012 which amounted to total of RUB 30.2 billion or RUB 14.6 per ordinary MTS share (approximately RUB 29.2 per ADR) Announced partnership with Nokia Siemens Networks to jointly develop telecommunications infrastructure and build LTE networks in the Moscow region and Russia’s Central Federal District Deployed LTE networks in the Tambov Region Q3 2013 highlights Group news summary for Q3 2013 and recent events 4

Total Group Revenue (RUB bln) Total Group OIBDA (RUB bln) +6% +4% +7% +4% +5% +10% Group financial highlights: Revenue and OIBDA* 5 OIBDA margin 43.6% 44.5% 41.1% 42.4% 45.5% 44.8% 43.3% 44.3% Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 *Financial results of continuing operations. Excluding Uzbekistan subsidiary, which was deconsolidated starting Q2 2013 +5% +7% Year-over-year revenue increase driven by sustained growth in consumption of data and voice services Quarter-over-quarter revenue dynamics reflective of seasonal factors OIBDA improvement reflects top-line revenue growth, sustained improvements in the Company’s operating efficiency and the growing contribution of higher-margin data services

MTS a step ahead

Group financial highlights: Net Income

Group Net Income From Continuing Operations* (RUB bln)



101%
-14%
-29%
+20%
10.4
21.0
15.5
12.9
25.4
18.1
47.0
56.4
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
9M 2012
9M 2013

Net income margin	11.2%	21.1%	15.7%	13.9%	26.0%	17.5%	16.8%	19.2%
	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	9M 2012	9M 2013

*Represents ongoing MTS operations exclusive of operations in Uzbekistan

Total Group Net Income (RUB bln)



n/a
-10%
-38%
x4
(23.1)*
20.2
17.0**
13.0
29.0***
18.1
12.6*
60.1***
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013
9M 2012
9M 2013

Net income margin	n/a	20.3%	17.3%	14.0%	29.8%	17.5%	4.5%	20.5%
	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	9M 2012	9M 2013

*Includes a non-cash impairment for goodwill and long-lived assets of RUB 19 057 mln and provision for claims in Uzbekistan of RUB 16 458 mln resulting from the suspension of operations in July 2012
**Includes a non-cash impairment for goodwill and long-lived assets of RUB 979 mln and a gain from the reversal of provision for claims in Uzbekistan of RUB 2 510 mln resulting from the suspension of operations in July 2012
***Includes a non-cash gain on deconsolidation of Uzbekistan of RUB 3 682 mln

- MTS continues to show strong growth in net profit throughout the year
- Year-over-year net income difference attributable to non-cash FOREX gains of nearly RUB 3.4 bln in Q3 2012
- Quarterly net income dynamics reflect one-off gains realized in connection with settlement of litigation over Bitel LLC and discontinuation of operations in Uzbekistan in Q2 2013

6

7 Group Net Income Decomposition Y-o-Y Group Net Income dynamics Q-o-Q Group Net Income dynamics Quarterly Group net income dynamics reflect one-off gains realized in Q2 2013 in connection with: compensation for the settlement of litigation over Bitel LLC deconsolidation of operations in Uzbekistan; non-cash FOREX loss in Q2 2013 in the amount of 3.1 bln RUB higher amortization for the period due to seasonally higher CAPEX spending Year-over-year Group Net Income difference attributable to: non-cash FOREX gains of nearly RUB 3.4 bln in Q3 2012; deconsolidation of operations in Uzbekistan higher depreciation and amortization due to higher on-going CAPEX spending

*See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix. LTM – Last Twelve Months OIBDA. Group balance sheet, Operating and Free Cash Flow 8 Balance sheet (RUB mln unless noted) As of Dec 31, 2012 As of Sep 30, 2013 Cash and cash equivalents 22 014.2 45 083.8 Short-term investments 4 034.4 11 345.2 Total debt 232 105.1 223 918.8 Long-term debt 204 480.8 194 804.1 Short-term debt 27 624.3 29 114.7 Net debt* 206 056.5 167 489.8 LTM OIBDA* 161 703.2 170 478.1 Net debt/LTM OIBDA 1.3x 1.0x Operating and Free Cash Flow* (RUB mln) Sequential increase in operating and free cash flows* Free cash flow reached RUB 72.2 bln for the first nine months of 2013 Increase in cash on hand and short-term investments in preparation for H1 2013 interim dividend payout Reduction in Net debt/LTM OIBDA ratio due to improvement in operating performance and our success in managing debt portfolio *Data were retrospectively adjusted on discontinued operations in Uzbekistan

Group capital expenditures 9 Russia 69 277.8 66 868.7 82 896.2 37 842.2 Ukraine 4 694.0 4 486.9 4 124.6 4 959.3 Armenia 913.0 1 343.7 751.0 535.7 Turkmenistan 1 353.6 n/a 11.2 576.2 Group 76 238.4 72 798.3 87 783.1 43 913.3 - as % of revenue n/a 20.9% 23.2% 15% (in RUB mln) 2010* 2011 2012 9M 2013 *Group CAPEX excluding Uzbekistan. Uzbekistan subsidiary was not deconsolidated from FY2010 financial results. **Estimated CAPEX spending for 2013E 43 913 FY2013E spending of 80 000 or 20% of revenue** 9M 2013 Capital expenditures year-to-date equaled RUB 43.9 bln due to enhancement of 2G and 3G networks in Russia, roll-out of LTE/4G networks throughout Russia, the ongoing deployment of GPON in Moscow and modernization of regional fixed-line networks Overall CAPEX spending for FY2013 expected to be in line with guidance of RUB 80 bln or roughly 20% of sales

49.2 Debt repayment schedule (RUB bln) MTS Series 03, 08 and BO-01 ruble bonds contain put options that can be exercised in December 2013, in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. Total Group Debt = RUB 223.9 bln Net debt/LTM OIBDA* = 1.0x Group debt at the end of Q3 2013 10 35.0 48.6 61.2 *Debt composition by currency includes FOREX hedging in the amount of $816.5 mln as of Q3 2013 Debt composition by currency Q3 2013* Debt composition by type Q3 2013 2% 79% 19% RUB EUR USD 10.0 43% 57% 20.7 In July 2013, MTS repaid a portion of its credit facilities with Sberbank in the amount of RUB 20.0 billion Debt composition within the Company’s internal target of maintaining about 70% of its portfolio in ruble-denominated instruments Bonds Credit facilities 49.1 60.6 48.5

*Including CDMA subscribers **MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group mobile subscriber dynamics 11 MTS subscribers (mln unless noted) Q2 2013 Q3 2013 % change Total mobile 102.77 105.27 2.4% Russia 71.68 73.14 2.0% Ukraine* 21.59 22.41 3.8% Turkmenistan 1.88 2.01 6.7% Armenia 2.36 2.38 1.1% Belarus** 5.26 5.33 1.3% In Russia, MTS continues to focus on mobile subscriber quality and churn optimization through innovative tariff plans and by driving sales through its mono-brand network and motivating third-party dealers to drive top-offs

Revised outlook for 2013* 12 Management reiterates Group revenue growth guidance of at least 5%; key factors may include: Growth in data revenues through rising penetration of smartphones and modems Lower sales of handsets due to reduced sales of high-value devices Absence of any 3G licenses in Ukraine Macroeconomic developments in core markets Guidance for OIBDA margin reiterated at >43%, which reflects both expected growth in service revenues as well as anticipated cost pressures: Improvements in churn and increased customer loyalty Higher labor costs due to expansion of retail and fixed-line networks Inflationary pressure in operational expenses CAPEX guidance for FY2013 remains as percent of revenue of 20% driven by: Launch of roll-out of LTE networks in regions throughout Russia Continued build-out of our GPON network in Moscow Sustained improvements in our 3G networks, including the expansion of IP-connected base stations and enablement of HSPA+ connectivity Total Group Revenue* +6% OIBDA margin 42.8% >43% 2012 2013E >5% Group CAPEX as % of Revenue and in RUB bln 20% 23%

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Armenia Turkmenistan Contents 13

Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) +6% +4% +7% +6% +4% +9% Russia financial highlights 14 OIBDA margin 44.6% 45.4% 42.0% 43.3% 45.4% 45.4% 44.4% 44.7% Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 +4% +5% Year-over-year revenue improvement driven by growth in data usage and Company’s focus on attracting and retaining of higher-quality subscribers Quarter-over-quarter dynamics reflective of the traditional seasonal factors, including higher roaming revenues and increased sales of handsets OIBDA dynamics in line with revenue trends

Fixed Revenue (RUB bln) -2% +2% stable Russia revenue breakdown 15 Mobile Revenue (RUB bln) +6% +6% +6% +6% +3% Sales of handsets & accessories (RUB bln) +22% -12% +24% -10% Strong year-over-year growth in mobile service revenue driven by higher voice and data usage Year-over-year fixed revenue growth enhanced by network modernization, the migration of Pay-TV customers to digital platform, and growth in B2G services Quarterly decline in fixed-line revenue attributable to the one-off effect from the recognition of the revenue from B2G projects in Q2 2013 Increase in quarterly sales of handsets due to seasonal factors as well as Company’s success in promoting sales of MTS branded smartphones

Russia mobile operating indicators ARPU (RUB) MOU (min) +4% +2% +5% +2% +8% +1% 16 Subs, mln 69.6 70.7 71.2 71.3 71.7 73.1 Churn rate, % 10.5% 10.3% 11.0% 9.5% 9.4% 9.1% VAS ARPU 77.5 80.0 90.2 91.8 90.1 93.5 - as % of ARPU 26.1% 25.5% 29.5% 31.4% 29.5% 29.3% APPM 0.96 1.01 0.95 0.94 0.92 0.95 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Year-on-year ARPU growth driven by policies aimed at increasing voice and data consumption, including promotion of tariffs stimulating on-net calling and tariffs to boost data usage on smartphones and tablets MOU growth reflective of designed tariffs to stimulate voice usage and enhance customer loyalty Sustained churn improvement reflective of innovative tariff plans, change in dealer commission structure and focus on attraction and retention of higher-value customers

Russia mobile operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue +5% +7% +12% +14% +45% +10% -11% -18% -2% 17 Total VAS (RUB mln)* 17 613 18 875 20 256 21 163 21 091 22 467 54 752 64 721 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 +12% +41% -13% Continued growth in messaging revenue due to on-going tariff policies that drive higher voice usage and in turn lead to higher overall usage of devices Sequential improvement in data traffic driven by growing smartphone and tablet penetration and increased adoption of data products Key initiatives included: Campaign aimed stimulating sales of affordable smartphones – “MTS 970 for RUB 1890” when purchased with mobile Internet tariff plan Joint promotional campaign with Apple on iPad Mini Promotion of tariff plan Super Bit with fixed price on Internet in any of the Russia’s regions Decline in content revenues reflective of the Company’s policies to further restrict unsolicited SMS-based services

Russia fixed operating indicators ARPU Residential (RUB) ARPU Corporate* (RUB) +1% +8% -2% -7% +8% +3% 18 Total households passed, 000s 11 507 11 761 11 723 11 930 12 070 12 134 Total BB subs, 000s 2 231 2 219 2 313 2 314 2 317 2 385 Total pay-TV subs, 000s 2 936 2 952 2 938 2 885 2 806 2 678 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Year-on-year residential ARPU growth attributable to migration of pay-TV subscribers to digital TV platform and upselling of broadband subscribers through modernization of fixed-line networks in the regions ARPU growth in Moscow due to migration of ADSL customers to GPON and expansion of the subscriber base Year-over-year corporate ARPU growth driven by stringer sales of value added services, including VPN services

MTS retail network development Development of MTS retail network, 2010 – 2013 19 Smartphones* sales and penetration, 2010 – 2013 3 523 4 147 4 462 *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux, Bada or Asha At the end of Q3 2013, MTS retail network comprised 4 063 stores, including 1 247 franchised outlets During 2013, MTS focuses on improving point-of-sale efficiency and optimization of franchise network In Q3 2013, smartphones accounted for 50.4% of phones sold in MTS stores Focus on promoting sales of affordable low-budget smartphones, including MTS branded devices, smartphones priced under RUB 5,000 accounted for 56% of total smartphones sold in Q3 2013 Threefold year-over-year increase in tablets penetration driven by higher sales of Apple and Samsung tablets in the MTS retail chain and expansion of product portfolio 4 063

20 MTS 970 1 890 RUB MTS 968 6 490 RUB MTS 965 3 190 RUB MTS 972 2 990 RUB MTS 975 4 990 RUB Portfolio of MTS branded smartphones MTS branded smartphones *Price valid from July 29, 3013, through September 30, 2013, when purchased with Internet tariff plan **According to the data complied by market research company GfK for August and September 2013 ***MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux , Bada or Asha The MTS-970, priced at RUB 1890* was the best-selling smartphone in Russia** with more than 150,000 units sold in August and September 2013 Introduction of MTS 970 drove growth of MTS-branded smartphones sales from 9% in Q2 2013 to 30% of total smartphones sold in the MTS retail chain in Q3 2013 Subscribers switching from a feature to MTS 970 phone deliver a 25% increase in ARPU and double their data ARPU Data ARPU on MTS-branded smartphones is up to 20% higher than average data ARPU of all smartphones*** in MTS network due to higher usage of pre-installed applications Android 4.1 1 GHz processor 3.5” screen size 3g-enabled 2.5 megapixel camera

Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +5% -1% +11% +3% -4% +14% 21 OIBDA margin 51.9% 53.1% 50.1% 51.5% 52.5% 51.5% 51.1% 51.8% Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 +3% +5% Year-over-year revenue dynamics impacted by weaker macroeconomic environment and absence of 3G licenses Revenue dynamic also distorted due to higher seasonal revenues in Q3 2012 related to UEFA European Championship held in Ukraine OIBDA dynamic impacted by higher subscriber acquisition costs 3 900

Ukraine operating indicators ARPU (UAH) MOU (min) -3% -8% +2% -11% +9% stable 22 *Including CDMA subscribers Subs, mln* 19.6 20.1 20.7 21.0 21.6 22.4 Churn rate, % 7.7% 9.0% 5.8% 6.7% 6.0% 6.6% VAS ARPU 11.1 11.8 16.3 12.7 12.1 12.2 - as % of ARPU 27.6% 26.9% 42.7% 34.1% 31.5% 31.3% SAC 61.7 56.7 60.4 51.9 56.2 57.1 APPM 0.066 0.072 0.063 0.062 0.066 0.069 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Year-over-year ARPU decline attributable to dilution of the subscriber base due to sales of SIM cards to lower-value subscribers and distortions due to UEFA Euro 2012 in Q3 2012 Quarterly gains in ARPU attributable to seasonal factors yet mitigated by increase in lower-value subscribers Reduction in MOU as a result of the influx of lower-value subscribers

Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +5% +5% +14% +4% +32% +11% -5% +17% -8% 23 Total VAS (UAH mln) 648 701 996 798 772 804 2 040 2 374 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 +13% +31% +15% Key initiatives in Q3 2013: Increase in data traffic and voice packages to retain loyal customers Launch of MTS branded lottery Launch of dedicated tariffs for tablets Year-over-year increase in data traffic revenues attributable to the Company’s success in stimulating data usage via CDMA and EDGE networks

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +14% +3% +14% +18% -2% +25% 24 OIBDA margin 52.1% 57.2% 53.4% 50.3% 52.3% 54.4% 58.7% 52.5% Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 9M 2012 9M 2013 +5% -6% Year-over-year revenue growth attributable to the Company’s focus on promotion of bundled voice and data tariff plans Strong quarterly increase in revenue reflective of seasonally higher voice and subscriber roaming revenues Quarterly increase in OIBDA in line with topline dynamics and seasonal factors Slight year-over-year decline in OIBDA due to one-off effect of the recognition of income from equipment sale in Q3 2012 31.6

Armenia operating indicators ARPU (AMD) MOU (min) +1% +13% +2% +12% +7% +12% 25 Subs, 000s 2 314.4 2 353.9 2 405.0 2 379.2 2 356.4 2 382.2 Churn rate, % 8.7% 7.2% 6.7% 8.2% 8.6% 8.0% SAC 4 572.7 6 294.7 6 332.7 6 506.2 6 287.4 6 077.1 APPM 8.0 8.8 8.0 7.4 7.5 8.0 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Quarterly increase in ARPU due to seasonally higher voice usage as well as increase in own subscriber roaming revenues driven by commercial efforts to boost voice usage in roaming Year-over-year rise in MOU as a result of the efforts to drive voice usage, including usage in roaming Year-over-year improvement in churn dynamics reflective of the sustained focus on promoting customer loyalty

Turkmenistan financial highlights Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) 26 OIBDA margin n/a 31.5% 27.2% 33.1% 38.3% Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 +12% +30% On August 30, 2012, MTS re-launched its network in Turkmenistan and allowed existing subscribers to re-activate SIM cards On October 1, 2012, MTS began commercial sales of new SIM cards In Q3 2013, revenue increased by 12% q-o-q driven by increase in subscriber base, improvement in interconnect balance and growing consumption of data services In Q3 2013, OIBDA went up by 30% reflective of revenue dynamics x20 n/a

Strong increase in ARPU attributable to successful commercial policies aimed at attracting new subscribers and stimulating consumption of voice and mobile data products MOU growth due to Company’s focus on stimulating usage Turkmenistan operating indicators MOU (min) ARPU (TMT) 27 +3% Subs, 000s 1 440.0 1 888.2 1 882.6 2 009.6 Churn rate, % n/a n/a 17% 6.7% SAC 6.2 9.5 13.6 18.1 APPM 0.03 0.02 0.02 0.02 Q4 2012 Q1 2013 Q2 2013 Q3 2013 +8%

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations 28

MTS a step ahead

Appendix – Definitions and reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q3 2012					Q2 2013					Q3 2013				
RUB mln	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
Operating income	27 067.5	25 833.3	3 258.8	424.1	(107.4)	25 566.1	22 977.1	2 978.3	446.7	228.7	27 394.7	25 166.6	3 396.6	600.5	305.1
Add: D&A	17 214.3	14 251.7	2 413.1	546.7	0.5	18 818.9	16 245.3	2 235.5	344.6	1.1	18 895.0	16 355.9	2 165.2	382.4	4.3
OIBDA	44 281.8	40 085.0	5 671.9	970.8	(106.8)	44 384.9	39 222.4	5 213.8	791.3	229.8	46 289.8	41 522.5	5 561.8	982.8	309.4

	Q3 2012					Q2 2013					Q3 2013				
	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK	Group	RUS	UKR	ARM	TUK
Operating margin	27.2%	29.3%	30.5%	25.0%	n/a	26.2%	26.6%	30.0%	29.5%	32.9%	26.5%	27.5%	31.4%	33.2%	37.8%
Add: D&A	17.3%	16.1%	22.6%	32.2%	n/a	19.3%	18.8%	22.5%	22.8%	0.2%	18.3%	17.9%	20.0%	21.2%	0.5%
OIBDA margin	44.5%	45.4%	53.2%	57.2%	n/a	45.5%	45.4%	52.6%	52.3%	33.1%	44.8%	45.4%	51.5%	54.4%	38.3%

29

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. RUB mln As of Dec 31, 2012 As of Sep 30, 2013 Current portion of LT debt and of capital lease obligations 27 624.3 29 114.7 LT debt 204 432.3 194 785.5 Capital lease obligations 48.5 18.7 Total debt 232 105.1 223 918.8 Less: Cash and cash equivalents 22 014.2 45 083.8 ST investments 4 034.4 11 345.2 Net debt 206 056.5 167 489.8 Appendix – Definitions and reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For nine months ended Sep 30, 2012 For nine months ended Sep 30, 2013 Net cash provided by operating activities 104 109.6 121 602.1 Less: Purchases of property, plant and equipment (49 352.1) (35 967.2) Purchases of intangible assets (4 740.9) (7 946.0) Proceeds from sale of property, plant and equipment 91.7 269.5 Proceeds from sale of other investments 1 375.5 - Purchases of other investments (2 100.0) (702.9) Investments in and advances to associates - (5 088.9) Acquisition of subsidiaries, net of cash acquired (1 701.1) - Free cash flow 47 682.7 72 166.6 30

Appendix – Definitions and reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Three months ended Dec 31, 2012 Nine months ended Sep 30, 2013 Twelve months ended Sep 30, 2013 A B C = A + B Net operating income 23 412.6 74 538.6 97 951.2 Add: D&A 17 043.4 55 483.5 72 526.9 OIBDA 40 456.0 130 022.1 170 478.1 31

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and reconciliations 32

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: November 19, 2013